Shareholder meeting (unaudited)

The Fund held its Annual Meeting of Shareholders on January 22, 2010. The following action was taken by the shareholders:

Proposal: Election of eleven (11) Trustees to serve until their respective successors have been duly elected and qualified.

THE PROPOSAL PASSED FOR ALL TRUSTEES ON JANUARY 22, 2010.

	TOTAL VOTES FOR	TOTAL VOTES WITHHELD
	THE NOMINEE	FROM THE NOMINEE
James R. Boyle	9,116,830	225,841
James F. Carlin	9,108,346	234,325
William H. Cunningham	9,110,289	232,382
Deborah C. Jackson	9,096,500	246,171
Charles L. Ladner	9,108,764	233,907
Stanley Martin	9,114,315	228,356
John A. Moore	9,103,485	239,186
Patti McGill Peterson	9,096,087	246,584
Steven R. Pruchansky	9,098,797	243,874
Gregory A. Russo	9,110,516	232,155
John G. Vrysen	9,110,849	231,822